Mail Stop 3561

November 19, 2008

Ms. Marcy Syms
Syms Corporation
One Syms Way
Secaucus, New Jersey 07094

RE: Syms Corporation
Form 10-K for Fiscal Year Ended March 1, 2008 and Filed April 25, 2008
Schedule 14A Filed June 2, 2008 for July 10, 2008

Dear Ms. Syms:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 1, 2008

1. We note the statement on page 15 that, in the company's opinion, it "maintained, in all material respects, effective internal control over financial reporting." Please revise future filings to include a statement, without a materiality qualification, regarding management's assessment of internal control over financial reporting, including a statement as to whether or not internal control over financial reporting is effective. See Item 308(a)(3) of Regulation S-K.

Financial Statements

General

2. We note on your website (www.syms.com) that you offer gift cards. Please revise your revenue recognition policy to disclose how you recognize revenue on these gift cards. Considering your gift cards never expire, clarify your accounting policy for gift cards that are never redeemed or are not redeemed over an extended period of time.

3. We note from your Form 8-K filed July 10, 2008 that you launched the SYMS loyalty card on February 10, 2008. It appears this loyalty program provides cardholders with two coupons per year for dollars off dividends on all purchases. Please revise your disclosure to clarify how you account for this program.

4. We also note on your website that you offer customers a SYMS lifetime courtesy credit card issued by GE Capital. Please tell us if you receive any fees related to new accounts and/or usage and how you account for such fees. Also, disclose how you account for the customer-related benefits of this program (e.g. discount per purchase and the initial use 10% gift certificate).

Schedule 14A

Executive Compensation, page 9

Compensation Discussion and Analysis, page 9

5. We note references on page nine to "corporate and individual performance" and "attainment of corporate goals and objectives." It appears that you use specific items of corporate performance in setting compensation. Please disclose any specific performance targets used or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Marcy Syms
Syms Corporation
November 19, 2008
Page 3

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with other questions.

       Sincerely,

       John Reynolds
       Assistant Director
       Office of Beverages, Apparel and
           Health Care Services

cc: Marcy Syms, Chief Executive Officer
    Facsimile to 201-902-9270